FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F _X_     Form 40-F ___

Registrant's press release dated November 26, 2002.

SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD (Registrant)

By: /s/ Tal Raz

Dated: November 26, 2002

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